NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Street

185 38 Piraeus Greece

                                                                         October 3, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewLead Holdings Ltd.

Registration Statement on Form F-1

File No. 333-171472

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NewLead Holdings Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (Registration No. 333-171472), together with all exhibits and amendments thereto (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Kenneth R. Koch at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6768, facsimile number (212) 983-3115.

Thank you for your assistance with this matter.

Sincerely,

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer

cc:	Antonis Bertsos

   NewLead Holdings Ltd.

Kenneth R. Koch, Esq.

Bryan Yoon, Esq.

   Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.